
UNITED REEF
LIMITED


05008120

15 Toronto Street, Suite 600
Toronto, Ontario M5C 2E3
Tel: 416-368-3332
Fax: 416-368-8957
E-mail: info@unitedreef.com

82 - 4331

May 2, 2005


SEC MAIL PROCESSING
RECEIVED
MAY 11 2005
WASH, D.C.
183
SECTION

The United States Securities
and Exchange Commission
Office of Document Control
450 Fifth Street N.W., Room 1004
Washington, DC 20549

SUPPL

Dear Sir/Madam:

Enclosed for your records is a copy of our February 28th quarterly report and Management's Discussion & Analysis.

Yours truly,

UNITED REEF LIMITED

Marilyn Turner
Corporate Secretary

PROCESSED
MAY 20 2005
THOMSON
FINANCIAL

Encl:

5/19


UNITED REEF
LIMITED


SEC MAIL PROCESSING
RECEIVED
WASH, D.C.
183
SECTION

QUARTERLY REPORT
FOR THE THREE MONTHS ENDED FEBRUARY 28, 2005
AND
MANAGEMENT'S DISCUSSION & ANALYSIS

15 Toronto Street, Suite 600
Toronto ON M5C 2E3
Tel: (416) 368-3332/Fax: (416) 368-8957
E-mail: info@unitedreef.com

REPORT TO SHAREHOLDERS

Dear Shareholders:

Our exploration and corporate activity increased substantially during the first quarter ended February 28, 2005. The highlights of these activities being the completion of our technical due diligence on the RSM Production Corporation oil & gas project in the Central African Republic ("CAR"), the commencement of a diamond drilling program on the Nickel Offsets property in the Sudbury area and our recent announcement concerning the receipt of conditional approval to list the Company's shares on the TSX Venture Exchange. This report accompanies the Company's unaudited financial statements for the period ended February 28, 2005, together with management's discussion and analysis relating to those financial statements.

Oil & Gas Project, CAR

On January 31, 2005 the Company released an independent technical report written in compliance with National Instrument 51-101 for United Reef on the petroleum potential of RSM Production Corporation's oil & gas permit area in northeastern CAR. United Reef acquired the right to farm-in to the 55,504 km^2 RSM permit and RSM's underlying exploration and exploitation contract with the CAR government through an agreement completed in September 2004.

Our independent consultants concluded that the hydrocarbon potential of the Doseo and Salamat Basins (portions of which both lie within the RSM permit) is encouraging. The basins are similar to other hydrocarbon producing rift basins in other areas of the world. Recent exploration success in the Doba Basin in Chad and the Muglad Basin in Sudan, both part of the same rift basin system as the Doseo and Salamat Basins in CAR, indicate that similar types of traps should be found in the CAR.

On our behalf, our consultants carried out a review and analysis of an extensive 3,500 km database of seismic data acquired by RSM covering portions of the permit area. In addition RSM has provided our consultants with access to approximately 400 km of seismic data in Chad on areas adjacent to RSM's permit, as well as copies of logs for an abandoned well drilled by Esso International in 1986, within the current RSM permit area. This is the only oil & gas well that has ever been drilled in the CAR.

Since the release of the report, we have received numerous inquiries about the project from a variety of prospective investors with whom we are continuing to communicate. The full text of this report is available on the SEDAR website at www.sedar.com and the CNQ website at www.cnq.ca.

We have also been monitoring with great interest the elections taking place in the CAR where the first round results were announced on March 29th. There was no clear winner for the Presidency or a majority of the parliamentary seats in the first round and a second round run-off is now scheduled to take place on May 8th. The current President, François Bozizé, is the front-runner and is expected to be elected in the second round. All of the significant international observers of the election, including the U.N. and European representatives, have stated that the elections were well run and that no significant irregularities were observed in the voting process. On the basis of the current election timetable we would anticipate that a new government would be formed and Ministers appointed by mid-June.

The first planned-stage of exploration on the RSM permit will be to shoot additional seismic across the Doseo Basin portion of the permit. In co-operation with RSM a tender requesting bids for a 2,000 km 2D-seismic program has been issued with an expected commencement date for this work in October of this year at the onset of the dry season in CAR.

We are continuing to implement our plan to direct the Company's primary focus to this very promising oil & gas exploration project. The CAR remains a significantly under-explored country with highly prospective geology which could host significant oil & gas pools.

Nickel Offsets Project, Sudbury Area

At the time of writing the current diamond drilling program on this property is well underway with collaring of the 6th hole taking place in recent days. The costs of this program are being financed 100% by International CHS Resource Corporation who have an option to earn a 50% interest in the property. A total of 13 holes (2,500 metres) are planned in this initial drilling program to test the property for its nickel, copper and platinum group metals potential. The first core samples have been shipped for assay.

Additional Listing

As announced on April 18th the Company has received conditional approval to list its common shares on the TSX Venture Exchange as a Tier 2 Issuer. We will be making our final submission to this exchange in early May.

Shareholders' Meeting

The Company will be holding an Annual and Special Meeting of Shareholders on June 2, 2005 in Toronto at the Cambridge Suites Hotel. A notice and management information circular regarding this meeting will be mailed to shareholders shortly. The Company distributed its audited financial statements for the year ended November 30, 2004 together with management's discussion and analysis thereon on April 4, 2005.

On behalf of the Board of Directors we thank the shareholders for their continuing support of the Company.

UNITED REEF LIMITED

"Signed"

Michael D. Coulter
President

April 25, 2005

UNITED REEF LIMITED
Management's Discussion and Analysis of Financial Condition and Results of Operations

The following should be read in conjunction with United Reef Limited's ("United Reef" or the "Company") unaudited financial statements for the quarter ended February 28, 2005, with comparative figures for the quarter ended February 29, 2004. The audited financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in Canadian dollars unless otherwise indicated. Additional information about the Company is available on SEDAR at www.sedar.com, on CNQ's website at www.cnq.ca. and on the Company's website at www.unitedreef.com

Overview

United Reef is a natural resource exploration company, founded in 1948 and currently holds interests in two projects; an oil & gas project located in northeastern Central African Republic ("CAR") and a past-producing nickel-copper property in the Sudbury area, Ontario. The Company's projects do not presently contain any known reserves or resources.

Independent technical reports were commissioned by the Company on each of its projects. In the case of the oil and gas project, a report prepared pursuant to the guidelines of *National Instrument No. 51-101* and in the case of the Sudbury area project, pursuant to the guidelines of *National Instrument 43-101* have been filed. Copies of these reports are available for viewing on the SEDAR and CNQ websites referred to above.

The Company established a public market again for its shares in July 2003 through a listing on the CNQ stock exchange. The Company announced on April 18, 2005 that it had received conditional approval to have its common shares listed on the TSX Venture Exchange and is proceeding to complete its listing conditions. In order for the Company to participate in, and advance its exploration projects, it will be required to continue to raise new equity financing through the capital markets.

Management believes that the Company has been placed in a favourable position for growth by its involvement in the CAR oil & gas project and the Sudbury copper, nickel and platinum group metals project. Increasing global economic activity continues to drive demand for oil & gas as well as base and precious metals.

Oil & Gas Project, CAR

In September 2004 the Company finalized an agreement, which gives the Company the right to earn a 25% interest in RSM Production Corporation's ("RSM") oil & gas exploration permit in the Central African Republic. RSM obtained its rights pursuant to a *Petroleum Exploration and Exploitation Contract* with the State of CAR, which became effective in November 2000. The agreement governs the exploration and development of a 55,504-km2 permit area, located in northeastern CAR along the Chad border.

The RSM permit covers the majority of the Doseo and Salamat Basins in northern CAR. These basins are part of the West and Central African Rift System (WCARS), which extends from Nigeria to Kenya. Several significant petroleum deposits have been discovered and are currently being produced in the WCARS, including an Exxon-led development in southern Chad, approximately 300 kilometres from the RSM permit.

The Salamat Basin portion of the RSM permit has an extensive 2D seismic data base shot across it. Fifteen defined prospects have been interpreted from this data by the Company's consultants within the RSM permit, ranging in size from 200 hectares to 6,500 hectares. Only one oil & gas exploration well has ever been drilled (1986) in the CAR and lies within the (Salamat Basin) RSM permit. The well had extensive oil staining in the upper 4,500 feet of the section but did not test any hydrocarbons and was abandoned. There are reported hydrocarbon discoveries on the Chad portion of the Doseo Basin.

The Company may earn its interest in RSM's permit area by funding 50% of the cost to acquire up to 2,500 line kilometres of new seismic data over areas of the permit not previously covered and by funding 50% of the cost to drill the first eight exploration wells on the permit.

Nickel Offsets Project, Sudbury

The Company presently holds a 100% interest in this approximately 885-acre property consisting of both patented and unpatented mining claims. The property includes the past-producing Nickel Offset (Ross) Mine (1943-1957) and is being evaluated for its nickel, copper and platinum group metals potential. Effective December 29, 2004, International CHS Resource Corporation ("CHS") exercised an option granting CHS the right to acquire a 50% working interest in the property. CHS has agreed to expend a total of $2.8 million in staged exploration expenditures on the property over the next four years. During the option earn-in period, CHS will make aggregate cash payments of $107,000 and issue 400,000 CHS common shares to the Company. The Company will remain the operator of the project and manage recommended exploration programs to be funded by CHS, until such time as CHS has earned their 50% interest in the property. A diamond-drilling program is currently being undertaken on the property.

Financial Condition and Results of Operations

February 28, 2005 vs February 29, 2004

The Company's current assets increased $482,895 to $576,364 at February 28, 2005 from $93,469 at February 29, 2004 primarily due to an increase in cash to $564,049 from $72,396 at February 29, 2004. Capitalized expenditures on its exploration properties increased $160,066 to $313,140 at the end of the quarter compared with a balance of $153,074 at February 29, 2004.

The Company's current liabilities increased by $89,243 to $143,931 at the end of the quarter (2004 – 54,688) primarily relating to an advance received from its joint venture partner for expenses being incurred on the Nickel Offsets project. See note 1 to the interim financial statements dated February 28, 2005. The Company does not have any long term liabilities.

General and administrative expenses for the three months ended February 28, 2005 were $103,959 compared to $47,533, before the recognition of non-recurring items, at February 29, 2004. The net loss for the period was also $103,959 as compared to a loss of $60,785 in the first quarter of 2004. The most significant items of increased expenditure during the first quarter of 2005 relate to increased administrative costs of approximately $29,339 and advertising and promotion expenses of $27,255 compared to the same period in 2004; and the recognition of stock-based compensation during the period of $4,600. There was no stock-based compensation expense recorded in the first quarter of 2004 as the Company did not adopt its policy for the recognition of stock-based compensation until its November 30, 2004 year-end. See note 6(e) to the Company's November 30, 2004 audited financial statements.

The increased general and administrative expenses incurred during the first quarter are primarily attributable to the increased level of activity of the Company. Since the early 1990's the majority of the Company's administrative functions and corporate offices have been provided by M.D. Coulter &

Associates Inc. ("MDC"), a private company owned by the President and Secretary of the Company. MDC has advised the Company that on a progressive basis during 2005 it will be phasing out its provision of services and office facilities to the Company. Management is implementing steps to assume responsibility directly by the Company for the various administrative functions previously provided by MDC and as a result our general and administrative expenses are increasing.

The Company has been active in the first quarter in its efforts to make both individual and institutional investors aware of the Company's activities and progress on its projects.

February 28, 2005 vs November 30, 2004

During the first quarter of 2005 the Company's current assets increased by $4,617 to $576,364 from $571,747 at November 30, 2004. Capitalized expenditures on exploration properties during the quarter were $14,317 increasing the capitalized expenditures to $313,140 compared with $298,823 at the year end.

The Company's current liabilities at the quarter end increased $108,265 to $143,931 (2004 - $35,666) primarily relating to increased trade payables balances and the advance received from its joint venture partner for the Nickel Offsets project. See note 1 to the interim financial statements dated February 28, 2005. The Company does not have any long term liabilities.

Stock-based Compensation

The Company has a stock-based compensation plan, which is used to compensate directors, officers and employees of the Company and consultants to the Company. The Company accounts for all stock-based payments using the fair value based method. Under the fair value based method, compensation cost attributable to options granted is measured at fair value at the grant date and amortized on a straight line basis over the vesting period of the options. No compensation cost is recognized for options that employees forfeit if they fail to satisfy the service requirement for vesting.

Summary of Quarterly Results

The following table sets out selected unaudited financial information for the Company for the quarters identified.

	2005	**2004**				**2003**		
	Q1	**Q4**	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**
Revenue	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil
Net income (loss)	(103,959)	(146,537)	(61,173)	(3,927)	(60,785)	105,572	(35,218)	11,418
Net income (loss) per share	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	0.00	(0.00)	0.00
Net income (loss) per share, fully diluted	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	0.00	(0.00)	0.00
Total assets	912,393	880,987	879,138	312,249	267,376	318,626	159,450	121,404
Working capital surplus (deficiency)	432,433	536,081	603,733	(6,871)	38,781	77,051	(21,029)	(7,826)

Liquidity and Capital Resources

At February 28, 2005 the Company had cash resources of $564,049 compared to $72,396 at February 29, 2004 and $560,538 at the year-ended November 30, 2004. At February 28, 2005 the Company had a working capital surplus of $432,433 (defined as the difference between current assets and current liabilities) compared with February 29, 2004 of $38,781 and November 30, 2004 of $536,081.

For the foreseeable future the Company will remain dependent on the issuance of further shares to raise funds to explore its properties and to pay its operating expenses.

Outstanding Share Data

The Company's common shares trade on the CNQ stock exchange. In 2004 the Company raised $801,945 (net of issue costs) from the sale of 9,080,000 units (the "Units"). Each Unit consisted of one common share and one-half of one common share purchase warrant (the "Warrants"). Each whole Warrant entitles the holder to purchase an additional common share of the Company. During the period ended February 28, 2005, 150,000 Warrants were exercised for proceeds of $22,500.

The fully-diluted number of shares outstanding at April 25, 2005 and November 30, 2004 were 61,297,453 and 61,397,453, respectively, consisting of the following:

	April 25, 2005	November 30, 2004
Common shares	52,902,453	52,752,453
Common share purchase warrants	4,540,000	4,790,000
Broker's warrants	655,000	655,000
Common share purchase options	3,200,000	3,200,000
Fully-diluted shares outstanding	61,297,453	61,397,453

The exercise terms of the warrants and options are set out in note 6 to the November 30, 2004 audited financial statements.

Related Party Transactions

Related party transactions are set out in note 5 to the interim financial statements dated February 28, 2005.

Forward Looking Statements

This management's discussion and analysis may contain certain forward looking statements relating, but not limited to, the Company's operations, anticipated financial performance, business prospects and strategies. Forward looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, as identified under "Risks and Uncertainties" below, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, economic, competitive, regulatory and business conditions. The Company disclaims any responsibility to update any such forward-looking statements. Readers should not place undue reliance on forward-looking statements.

Risks and Uncertainties

The Company's business is subject to risks inherent in oil & gas and mineral exploration and the future development of operations on its projects. In addition, there are risks associated with the Company's proposed exploration activity, in the case of its oil and gas project, in a foreign jurisdiction. The Company has identified certain risks pertinent to its business including: exploration and reserve risks, drilling and operating risks, costs and availability of materials and services, access to capital markets and the requirement for additional capital, loss of or changes to joint venture or related agreements, economic and sovereign risks, the possible effects of less developed legal systems, reliance on strategic relationships, market risk, volatility of future oil & gas and metal prices and foreign currency risk.

Management attempts to monitor, assess and mitigate certain of these risks by retaining experienced professionals and using modern exploration technology. The Company has focused on developing a project in a known hydrocarbon-producing region and in a country where the Company has considerable operating experience. Neighbouring countries, Sudan and Chad, have hosted the successful development of significant oil & gas projects through the participation of foreign oil & gas companies. Existing oil pipelines in Chad and Sudan are in reasonable proximity to the CAR project. The Company has re-established contacts and relationships with consultants in the CAR to monitor economic and political developments and to assist with operating, administrative and legal matters. However, there will remain certain risks over which the Company has little or no control.

Outlook

Management believes the Company is well positioned to benefit from the presently forecasted positive outlooks for commodity prices generally. Through our exploration projects for oil & gas in CAR and base and precious metals in the Sudbury area, we anticipate the Company will be rewarded through asset growth as a result of successful exploration on these projects. Management has had positive response from potential investors in the oil & gas project since the release of technical information on this project in late January 2005. We currently anticipate success in raising our share of funding for the proposed seismic acquisition program being planned for commencement in the fall of 2005. In the case of the Sudbury project, our joint venture partner is currently funding 100% of the costs of exploration related to this project as part of their earn-in.

Changes in Accounting Policies

The interim financial statements have been prepared in accordance with the accounting policies described in the Company's audited financial statements for the year-ended November 30, 2004, except that the Company recorded, as a liability, an advance from its joint venture partner in the Nickel Offsets project. This advance is offset to expenses being incurred by the Company, in its capacity as operator of the Nickel Offsets project, as expenses are incurred.

April 25, 2005
Toronto, Ontario

UNITED REEF LIMITED
NOTICE TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED FEBRUARY 28, 2005

Responsibility for Financial Statements

The accompanying financial statements for United Reef Limited have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the November 30, 2004 audited financial statements. Only changes in accounting information have been disclosed in these financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Auditors' involvement

The auditors of United Reef Limited have not performed a review of the unaudited financial statements for the three month periods ended February 28, 2005 and February 29, 2004.

UNITED REEF LIMITED
Balance Sheet
(Expressed in Canadian dollars)

	February 28, 2005	November 30, 2004
	(unaudited)	(audited)
ASSETS		
Current		
Cash	$ 564,049	$ 560,538
Prepaid expenses and sundry receivables	12,316	11,209
	576,364	571,747
Investment in marketable securities (Note 2)	20,417	10,417
Investment in exploration properties (Note 3)	313,140	298,823
Other assets	2,471	-
	$ 912,393	$ 880,987
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 46,172	$ 22,094
Advance from joint venture partner (Note 4)	84,017	-
Due to a related party (Note 5)	13,742	13,572
	143,931	35,666
SHAREHOLDERS' EQUITY		
Capital Stock (Note 6)	18,337,868	18,315,368
Contributed surplus:		
Warrants (Note 6(c) and (d))	57,660	57,660
Stock Options (Note 6(e))	39,425	34,825
Deficit	(17,666,491)	(17,562,532)
	768,462	845,321
	$ 912,393	$ 880,987

See accompanying notes to the financial statements.

UNITED REEF LIMITED
Statement of Operations and Deficit
(Expressed in Canadian dollars)
(unaudited)

For the three months ended	February 28 2005	February 29 2004
Revenue	$ -	$ -
Expenses		
Administration	48,613	19,274
Management fees	15,000	15,000
Insurance	8,909	3,544
Shareholders' information and filing fees	8,230	1,100
Transfer Agent	1,794	804
Legal	8,972	4,004
Advertising and promotion	27,507	252
Foreign exchange (gain) loss	(19,665)	3,555
Stock-based compensation	4,600	-
Loss before the following	(103,959)	(47,533)
Write off of exploration and research expenditures	-	(13,252)
Net loss for the period (Note 6(f))	(103,959)	(60,785)
DEFICIT, beginning of period	(17,562,532)	(17,290,110)
DEFICIT, end of period	$ (17,666,491)	$ (17,350,895)
Loss per share for the period	$ (0.00)	$ (0.00)

See accompanying notes to the financial statements.

UNITED REEF LIMITED
Statement of Cash Flow
(Expressed in Canadian dollars)
(unaudited)

For the three months ended	February 28 2005	February 29 2004
Operating activities		
Net loss for the period	$ (103,959)	$ (60,785)
Write off exploration and research expenditures	-	13,252
Stock-based compensation	4,600	-
	(99,359)	(47,533)
Non-cash items:		
Prepaid and sundry receivables	(1,107)	(14,864)
Accounts payable and accrued liabilities	24,078	5,989
	(76,388)	(56,408)
Investing activities		
Increase in marketable securities	(10,000)	-
Expenditures on resource properties	-	(27,485)
Expenditures on exploration and research	(14,317)	(13,252)
Increase in other assets	(2,471)	-
	(26,788)	(40,737)
Financing activities		
Issuance of common shares for cash	22,500	-
Advance from joint venture partner	84,017	-
Increase (decrease) in amounts due to a related party	170	3,558
	106,687	3,558
Change in cash	3,511	(93,587)
CASH, beginning of period	560,538	165,983
CASH, end of period	$ 564,049	$ 72,396
SUPPLEMENTARY CASH FLOW INFORMATION:		
Shares issued in settlement of debt	-	$ 50,000

See accompanying notes to the financial statements.

(Expressed in Canadian dollars)

1. Significant Accounting Policies

The unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended February 28, 2005 are not necessarily indicative of the results that may be expected for the year ending November 30, 2005.

The balance sheet at November 30, 2004 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements. The interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual audited financial statements for the year ended November 30, 2004, except that the Company recorded, as a liability, an advance from its joint venture partner in the Nickel Offsets project. This advance is offset to expenses being incurred by the Company, in its capacity as operator of the Nickel Offsets project, as the expenses are incurred. See Note 4. For further information, refer to the financial statements and notes thereto included in the Company's annual audited financial statements for the year ended November 30, 2004.

2. Investment in Marketable Securities

(a) AXMIN Inc. ("AXMIN")

At February 28, 2005, the Company held 100,000 (2003 - 200,000) common shares of AXMIN. AXMIN's common shares trade on the TSX Venture Exchange under the symbol AXM. AXMIN's shares closed at $0.61 on February 28, 2005, the date the shares last traded prior to the period end. The carrying value for these shares is $10,417.

AXMIN is in the process of exploring its mineral properties in the Central African Republic ("CAR") and several other African countries. The Company holds a 2% net smelter royalty on their CAR Bambari project.

(b) International CHS Resource Corporation ("CHS")

On January 4, 2005 the Company announced that the option referred to in Note 4(a) to the audited financial statements was exercised by CHS. As required pursuant to the option agreement, CHS made payment of $7,118 and issued 100,000 common shares of CHS to the Company. CHS' shares closed at $0.085 on February 23, 2005, the date the shares last traded prior to the period end. The carrying value of the 100,000 shares is $10,000. See Notes 3 and 4.

3. Investment in Exploration Properties

Property Description	Foot Note	Opening Balance at December 1, 2004	Expenditures	Recoveries	Closing Balance at February 28, 2005
Nickel Offsets, Sudbury area, Ontario	(a)	$182,261	-	(17,118)	$165,143
Oil & Gas Project, Central African Republic	(b)	116,559	31,435	-	147,994
Other		3			3
		$298,823	$31,435	(17,118)	$313,140

(a) The Company holds a 100% interest in 12 patented and 5 unpatented mining claims located in Foy Township, Sudbury Mining Division, Ontario. The Company has granted an option to International CHS Resource Corporation ("CHS") whereby CHS may acquire a 50% working interest in the property by expending a total of $2.8 million in staged exploration expenditures on the property by October 31, 2008. In addition, to maintain the option CHS must annually make a payment of $25,000 and issue 100,000 CHS common shares to the Company. The Company is the operator of the project. See Notes 2(b) and 4

The President of the Company, Michael Coulter, has been a director of CHS since February, 1992. Mr. Coulter has advised the Company that he does not presently own nor does he hold the right to acquire any shares of CHS.

(b) The Company has the right to earn a 25% interest in RSM Production Corporation's ("RSM") 55,204 km(2) oil & gas exploration permit area in the Central African Republic.

The Company may earn its interest in RSM's permit area by funding 50% of the cost to acquire up to 2,500 line kilometres of new seismic data over areas of the permit not previously covered and by funding 50% of the cost to drill the first eight exploration wells on the permit.

Expenditures during the period primarily relate to technical services provided by independent consultants.

4. Advance from Joint Venture Partner

On February 16, 2005 International CHS Resource Corporation ("CHS") advanced $99,990 to the Company in anticipation of the commencement of an exploration program being carried out on the Nickel Offsets property as part of their work commitment to earn a 50% interest in the property. At February 28, 2005 the Company had recovered $15,973 of exploration expenditures from CHS from the advance. See Notes 2(b) and 3(a).

5. Related Party Transactions

(a) See note 3(a).

(b) Due to a Related Party

During the quarter, the Company incurred expenses in the amount of $40,744 (2004 - $29,782) for rent, accounting, secretarial, administrative and management services provided by M.D. Coulter & Associates Inc. ("MDC"), a company whose shareholders are the President and Secretary of the Company. At February 28, 2005 the Company was indebted to MDC for $13,742 (2004 - $33,724).

(c) During the period, the Company incurred expenditures in the amount of $8,972 for professional fees paid to Macleod Dixon LLP, a law firm of which Richard Lachcik, a director of the Company is a partner.

6. Capital Stock

(a) *Authorized Capital:* Unlimited number of common shares without par value.

(b) *Issued Share Capital*:

Common Shares	Number of Common Shares	Amount
Balance at November 30, 2004	52,752,453	$18,315,368
Issued for cash (exercise of warrants)	150,000	22,500
Balance at February 28, 2005	52,902,453	$18,337,868

(c) *Common Share Purchase Warrants*

	Number of Common Share Purchase Warrants	Value Assigned $	Average Exercise Price $
Balance at November 30, 2004	4,790,000	35,240	0.15
Exercised	(150,000)	-	0.15
Expired	(100,000)	-	0.15
Balance at February 28, 2005	4,540,000	35,240	0.15

At February 28, 2005 the following common share purchase warrants were outstanding:

- 3,540,000 common share purchase warrants exercisable at $0.15 per share until December 23, 2005;
- 1,000,000 common share purchase warrants exercisable at $0.15 per share until March 28, 2006.

d) *Broker's Warrants*

	Number of Broker's	Value Assigned $	Average Exercise Price $
Balance at February 28, 2005 and November 30, 2004	655,000	22,420	0.10

At February 28, 2005 the following Broker's Warrants were outstanding:

- 505,000 Broker's Warrants exercisable at $0.10 until December 23, 2005 into units. Each unit consists of one common share and one-half of a common share purchase warrant exercisable at $0.15 until December 23, 2005;

- 150,000 Broker's Warrants exercisable at $0.10 until March 28, 2006 into units. Each unit consists of one common share and one-half of a common share purchase warrant exercisable at $0.15 until March 28, 2006.

(e) *Common Share Purchase Options:*

The Company has an incentive stock option plan which governs the granting and exercise of options issued to directors, officer, employees and consultants of the Company. No options were granted or exercised during the period.

At February 28, 2005 the following Common Share Purchase Options were outstanding:

- 2,400,000 options to purchase common shares exercisable at $0.15 per share until December 3, 2006.

- 800,000 options to purchase common shares exercisable at $0.15 per share until July 12, 2007.

During the period ended February 28, 2005, the Company recognized a stock based compensation expense of $4,600.

(f) *Loss Per Share*

Loss per share is calculated using the weighted average number of shares outstanding during the period which was 52,902,453 shares (2004 – 43,199,376).

7. Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current period's financial statement presentation.